EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
(Loss) income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$(2,248)	$(2,121)	$(682)	$2,300	$646
Fixed charges	958	1,203	885	595	607
Distributed income of equity investees	77	11	25	33	31
Total Earnings	$(1,213)	$(907)	$228	$2,928	$1,284

Fixed Charges:
Interest expense	$878	$1,154	$847	$560	$57
Estimated interest within rental expense	80	49	38	35	35
Total Fixed Charges	$958	$1,203	$885	$595	$607

Ratio of earnings to fixed charges	n/a	n/a	n/a	4.9	2.1
Dollar shortfall	$2,171	$2,110	$657	n/a	n/a